UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 13, 2009

Commission File Number: 000-53587

Invitel Holdings A/S

(Translation of registrant’s name into English)

Puskas Tivadar, u. 8-10, H-2040 Budaörs, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invitel Holdings A/S
(Registrant)

Date: November 13, 2009	By:	/S/ PETER T. NOONE
Peter T. Noone
General Counsel

INVITEL HOLDINGS A/S

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release dated November 2, 2009 announcing change in ownership and debt structure

99.2	Amended and Restated Indenture dated October 30, 2006 as amended and restated as of October 15, 2009 between HTCC Holdco I B.V., as Issuer; The Bank of New York Mellon as Trustee, Registrar, Transfer Agent, Principal Paying Agent, Calculation Agent and Security Trustee; and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent

99.3	Fourth Supplemental Agreement dated as of November 2, 2009 (relating to the Facilities Agreement) between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; certain other Banks and Financial Institutions; BNP Paribas, Calyon and Unicredit Bank Hungary Zrt. as Arrangers; BNP Paribas and BNP Paribas, Hungary Branch as Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

99.4	Form of Amended and Restated Facilities Agreement dated as of November 2, 2009 between Invitel Zrt., as Borrower; Magyar Telecom B.V. and certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas, Calyon and Unicredit Bank Hungary Zrt. as Arrangers; certain other Banks and Financial Institutions; BNP Paribas and BNP Paribas, Hungary Branch as Agents; and BNP Paribas Trust Corporation UK Limited as Security Trustee

99.5	Supplemental Agreement dated as of November 2, 2009 (relating to the Subordinated Loan Agreement) between Magyar Telecom B.V. as Borrower and Parent; certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas and Calyon as Arrangers; BNP Paribas and Calyon as Lenders; BNP Paribas as Facility Agent; and BNP Paribas Trust Corporation UK Limited as Security Trustee

99.6	Form of Amended and Restated Subordinated Loan Agreement dated as of November 2, 2009 between Magyar Telecom B.V. as Borrower and Parent; certain subsidiaries as Guarantors; BNP Paribas and Calyon as Coordinators; BNP Paribas and Calyon as Arrangers; BNP Paribas and Calyon as Lenders; BNP Paribas as Facility Agent; and BNP Paribas Trust Corporation UK Limited as Security Trustee

99.7	Amendment Agreement dated as of November 2, 2009 (relating to the Loan Agreement) between Magyar Telecom B.V. as Borrower; Hungarian Telecom Finance International Limited as Lender; and Invitel Holdings A/S as Parent

99.8	Form of Amended and Restated Loan Agreement dated as of November 2, 2009 between Magyar Telecom B.V. as Borrower; Hungarian Telecom Finance International Limited as Lender; and Invitel Holdings A/S as Parent